November 16, 2006

VIA EDGAR

Mr. Mark Brunhofer

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:	Form 10-K for Fiscal Year Ended December 31, 2005 (the “10-K”) of

Antigenics Inc. (the “Company”)

Dear Mr. Brunhofer:

The Company confirms that it is in receipt of a comment letter (the “Comment Letter) from the Staff of the Securities and Exchange Commission, dated November 3, 2006, regarding the above-referenced 10-K. The Comment Letter requests that Company respond within 10 business days or tell the Staff when the Company will respond. In order to fully respond to the Comment Letter, the Company believes it will need until November 30, 2006. If, as that date draws closer, the Company believes it requires additional time, it will contact you. The Company appreciates the Staff’s willingness to allow for the additional time.

Please call the undersigned at (212) 994-8218 if you have any questions regarding this letter.

Best regards,

/s/ Christine M. Klaskin
Christine M. Klaskin
VP, Finance and Principal Accounting Officer